

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Harvey Kesner
Chief Executive Officer
Spherix Incorporated
7927 Jones Branch Drive, Suite 3125
Tysons Corner, VA 22102

>   **Re: Spherix Incorporated**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 31, 2013**
>   **File No. 000-05576**

Dear Mr. Kesner:

We have limited our review of your amended filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your book value per share disclosure in response to prior comment 2 to reflect the issuance of shares of common stock in the merger on a fully diluted basis, in addition to the disclosure presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via e-mail): Tara Guarneri-Ferrara, Esq.